SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2003
SANOFI-SYNTHELABO
(Exact name of registrant as specified in its charter)

174, avenue de France, 75013 Paris, FRANCE
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):____

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Investor Relations                                                      Paris, March 12, 2003

Bristol-Myers Squibb Restatement

Further to the announcement made by Bristol-Myers Squibb regarding its restated accounts for the years 1999 to 2002, Sanofi-Synthelabo would like to clarify the following points:

–	The sales reported on March 10, 2003 by Bristol-Myers Squibb in its restated accounts for Plavix® and Avapro® in 2002 take into account a restatement of invoicing registered in the period 1999 to 2001, over and above sales invoiced during the year 2002

–	Sanofi-Synthelabo confirms that the sales figures for Plavix® and Avapro®, as reported in its press release issued on January 22, 2003, correspond solely to invoicing registered by Bristol-Myers Squibb in the United States during the year 2002

–	In 2002, invoicing for the two products was of the same order of magnitude as the final demand (prescriptions)

–	The increase in invoicing for 2002 being inferior to the increase in final demand (prescriptions) means that the inventories to sales ratio declined in 2002

–	Regarding consolidated earnings for 2002, Sanofi-Synthelabo confirms that profits generated from these two products are based solely on invoicing for the year, in compliance with French accounting principles. There is thus no need to modify 2002 accounts published on February 18, 2003

–	With regard to forecasts for the year 2003, Sanofi-Synthelabo confirms that the invoicing for Plavix® and Avapro® should evolve for the full-year period in line with final demand (prescriptions)

There is of course no change in the growth forecasts for sales and net earnings per share for the year 2003, as announced by the Chairman and Chief Executive Officer, Jean-François Dehecq, on February 18, 2003.

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements : the ability of Sanofi-Synthélabo to expand its presence profitably in the United States; the success of Sanofi-Synthélabo’s research and development programs; the ability of Sanofi-Synthélabo to protect its intellectual property rights; and the risks associated with reimbursement of health care costs and pricing reforms, particularly in the United States and France. Investors and holders of securities issued by the company may obtain a free copy of documents filed by Sanofi-Synthélabo with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Sanofi-Synthélabo.

Investor Relations Department
Philippe Goupit	Director of Investor Relations
Isabelle Laurent	Investor Relations Europe
Arnaud Delépine	Investor Relations Europe
Sanjay Gupta	Investor Relations US

Contacts:
E-mail: investor-relations@sanofi-synthelabo.com
Europe	US
Tel: +33 1 53 77 45 45	Tel: 1 212 551 42 93
Fax: +33 1 53 77 42 96	Fax: 1 212 551 49 10

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 12, 2003

SANOFI-SYNTHELABO By: /s/ Marie-Helene Laimay Name: Marie-Helene Laimay Title: Senior Vice President and Chief Financial Officer